

Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-6420, Japan

June 11, 2008

Securities and Exchange Commission
Office of International Corporate Finance,
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Re: Japan Retail Fund Investment Corporation (File No. 82-34716)
Rule 12g3-2(b) Exemption

Dear Sir/Madam:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A required by Rule 12g3-2(b).

If you have any further questions or requests for additional information, please do not hesitate to contact Taro Omoto of Mori Hamada & Matsumoto, our Japanese Counsel, at Marunouchi Kitaguchi Building, 6-5 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8222, Japan (telephone: 813-6212-8307; facsimile: 813-6212-8207).

Very truly yours,

Japan Retail Fund Investment Corporation

By: [signature]
Name: Yorishige Kondo
Title: Executive Director

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS

The Japanese documents listed bellow have been made public pursuant to the laws of Japan and the rules of Tokyo Stock Exchange, its country of domicile, incorporation and organization, or have been filed with the Tokyo Stock Exchange, the only stock exchange on which the Company's securities are traded, and have been made public by such exchange, or have been directly sent to the investors of the Company from February 1, 2008 to April 30, 2008. Excerpt English Translations of the Japanese language documents numbered from 1 to 14 below are included in EXHIBIT A, attached hereto.

1. Press Release (Japanese Language only) titled "Notice of Acquisition of Land Adjacent to Nara Family " dated February 7, 2008

2. Press Release (Japanese Language only) titled "Notice of New Construction of a Parking Lot in AEONMALL Higashiura" dated February 15, 2008

3. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated February 19, 2008

4. Press Release (Japanese Language only) titled "Partial Correction to Notice of New Construction of a Parking Lot in AEONMALL Higashiura" dated March 5, 2008

5. Press Release (Japanese Language only) titled "Notice of Change to the Scheduled Date for Acquisition of Property [(Tentative name) Jingumae 4-chome East Project] " dated March 12, 2008

6. Press Release (Japanese Language only) titled "Notice of Issuance of Short-term Investment Corporation Bonds (CPs)" dated March 18, 2008

7. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated March 27, 2008

8. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest Rate)" dated March 27, 2008

9. Press Release (Japanese Language only) titled "Notice of Acquisition of Property " dated March 28, 2008

10. Press Release (Japanese Language only) titled "Notice of Reorganization of the Asset Manager" dated April 14, 2008

11. Press Release (Japanese Language only) titled "Abbreviated Notice Regarding Settlement of Accounts for the Accounting Period Ending in February 2008 (From September 1, 2007 to February 29, 2008)" dated April 15, 2007

12. Press Release (Japanese Language only) titled "Notice of Establishment of Medium-term Business Policy for Japan Retail Fund Investment Corporation " dated April 15, 2008

13. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated April 22, 2008

14. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated April 28, 2008

B. ENGLISH LANGUAGE DOCUMENTS

The English documents listed below are included in EXHIBIT B, attached hereto.

Press Releases

	Date	Title
1.	February 7, 2008	Japan Retail Fund Investment Corporation to Acquire Land Adjacent to Nara Family in Nara City, Nara Prefecture
2.	February 15, 2008	Japan Retail Fund Investment Corporation to Construct Additional Building at AEONMALL Higashiura in Aichi Prefecture
3.	March 12, 2008	Japan Retail Fund Investment Corporation to Change the Acquisition Date for Property in Omotesando Submarket of Tokyo
4.	March 28, 2008	Japan Retail Fund Investment Corporation to Acquire New Shopping Center in Sapporo City, Hokkaido
5.	April 15, 2008	Notice Concerning Establishment of Medium-term Business Policy for Japan Retail Fund Investment Corporation
6.	April 22, 2008	Japan Retail Fund Investment Corporation to Acquire Property in Shibuya Ward, Tokyo
7.	April 22, 2008	Japan Retail Fund Investment Corporation to Acquire Ario Otori in Sakai City, Osaka Prefecture

EXHIBIT A

SUMMARY TRANSLATIONS

Set out below are the excerpt English translations of the documents referred to in ANNEX A, Section A. Items 1 to 14.


RECEIVED
2008 JUN 15 A 10:

[Translation]

February 7, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Acquisition of Land Adjacent to Nara Family

We hereby inform you that we decided to acquire land adjacent to Nara Family, the property set forth in the title above (the "Existing Shopping Center"), an asset held in our portfolio, on the terms described below.

1. Existing Shopping Center
   1) Location: 4-1, 2-chome, Saidaiji Higashimachi, Nara City, Nara
   2) Land area: 28,966.53 m^2(*)
   3) Total floor space: 115,707.41 m^2
   4) Acquisition date: March 6, 2003
   5) Investment style: Growth-type (Suburban Multi-tenant Property)
   6) Ownership: Beneficial interest in real estate trust

(*) Part of this land (aggregate area: 4,685.87m^2) is leased land, the tenants of which are the trustee.

2. Outline of Adjacent Land

1)	Location:	47-4, 2-chome, Saidaiji Higashimachi, Nara City, Nara
2)	Land area:	186.15 m^2
3)	Acquisition date:	Execution of sale and purchase agreement on February 8, 2008 (scheduled) Delivery on February 8, 2008 (scheduled)
4)	Purchase price:	84,465,000 yen
5)	Appraisal value:	84,900,000 yen (as of January 31, 2008; evaluated by the Japan Real Estate Institute)
6)	Ownership:	Beneficial interest in real estate trust (ownership right) (Trustee: The Mitsubishi UFJ Trust and Banking Corporation)

3. Reasons for the Acquisition

[Translation omitted]

4. Outline of Party from which Adjacent Land will be Acquired and Present Condition of Party who Acquires Ownership to Adjacent Land

We intend to acquire the adjacent land from a person or entity other than a person or entity having a special interest with us, so in accordance with our duty of confidentiality under the relevant agreement we will not divulge information on the seller.

5. Outline of Intermediary

[Translation omitted]

6. Future Prospect:

The acquisition of these beneficial interests in trust will have no significant impact on the management conditions of Japan Retail Fund Investment Corporation, and there is no change to the forecast for the management conditions for its accounting period ending in February 2008.

-End-

【Map for Location of the Property】

[Image omitted]

[Translation]

February 15, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of New Construction of a Parking Lot in AEONMALL Higashiura

We hereby inform you that we have determined the details as follows in respect of the new construction of a parking lot announced in our "Notice of New Construction of a Parking Lot in AEON Higashiura Shopping Center (currently: AEONMALL Higashiura)" dated June 15, 2007 and "Notice of Partial Change to the New Construction Plan of a Parking Lot in AEONMALL Higashiura" dated December 14, 2007.

[Translation omitted.]

- End -

[Translation]

RECEIVED
2008 JUN 15 A 10:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 19, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Money Borrowing

We hereby inform you that the Investment Corporation has decided to borrow money as described below.

1. Reasons for borrowing money
   To fund the acquisition of the real estate "Parking Lot in AEONMALL Higashiura".
   Note: The name of this parking lot which the tenants use is "multi-level car parking lot in front of JR Ogawa station".

2. Description of the borrowing:

Party from which the borrowing is made	Principal amount	Interest rate	Scheduled date of borrowing	Method of borrowing and repaying the principal (Note)	Repayment date (Note)
Mizuho Corporate Bank, Ltd.	2,000 million yen	0.95973% (from February 21, 2008 through March 31, 2008) The interest rate on and after April 1, 2008 will be determined on March 27.	February 21, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	February 20, 2009

Note: The last day of March 2008, June 2008, September 2008 and December 2008, and the repayment date for the principal will be the interest payment dates, and (partial) repayment for the principal is allowed on the interest payment dates.

- End -

(Reference materials)

Status of debts with interest after borrowing

(Unit: million yen)

		Before borrowing	After borrowing	Variation
	Short-term borrowing	71,100	73,100	+2,000
	Commercial papers	25,000	25,000	0
Sum of short-term liabilities with interest		96,100	98,100	+2,000
	Long-term borrowing	5,000	5,000	0
	Investment corporation bonds	100,000	100,000	0
Long-term liabilities with interest		105,000	105,000	0
Sum of debts with interest		201,100	203,100	+2,000

[Translation]

March 5, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Partial Correction to Notice of New Construction of a Parking Lot in AEONMALL Higashiura

We hereby inform you that we have corrected part of the "Notice of New Construction of a Parking Lot in AEONMALL Higashiura" published on February 15, 2008 as follows.

[Translation omitted.]

- End -

[Translation]

RECEIVED
2008 JUN 15 A 10: 12
[illegible] OF INTERNATIONAL CORPORATE FINANCE

March 12, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Change to the Scheduled Date for Acquisition of Property [(Tentative name) Jingumae 4-chome East Project]

We hereby inform you that we changed the scheduled date for acquisition of the property (tentative name) Jingumae 4-chome East Project announced in our "Notice of Acquisition of Property" dated March 27, 2007 as described below.

1. Details of Change

Scheduled Date for Acquisition of Property: [Before Change] The last day of March 2008

[After Change] The last day of May 2008

Total Area of Building: [Before Change] 479.06 m²

[After Change] 471.27 m²

2. Reason for Change

[Translation omitted.]

3. Future Prospect

The change to the scheduled date for acquisition of the property will have no significant impact on the management conditions of Japan Retail Fund Investment Corporation, and there is no change to the forecast for the management conditions for its accounting period ending in August 2008.

- End -

[Translation]

March 18, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Issuance of Short-term Investment Corporation Bonds (CPs)

We hereby inform you that we have decided today to issue short-term investment corporation bonds according to the Investment Trust and Investment Corporation Law as follows, following the comprehensive resolution for the issuance of short-term investment corporation bonds passed at the meeting of the board held on November 14, 2007.

Outline of the Short-term Investment Corporation Bonds

(1)	Amount of issue	¥25 billion
(2)	Term	From March 24, 2008 to June 24, 2008
(3)	Assigned ratings	Prime-1 (Moody's Investors Service, Inc.)
		A-1 (Standard & Poor's Rating Services)
		a-1+ (Rating and Investment Information, Inc.)
(4)	Company entrusted with operations regarding issuance, redemption, and fund settlement	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(5)	Company handling private placement	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(6)	Dealer	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(7)	Guaranteed or non-guaranteed	Non-guaranteed
(8)	Use of the proceeds	To be applied to the redemption funds for existing short-term investment corporation bonds (CPs).

(Note) Reference CP market rate

CP 3 months market rate

0.70~1.00 as of 3 pm on March 18, 2008

- End -

(Reference materials)

Status of debts with interest after the issuance

(Unit: million yen)

		Before issuance	After issuance	Variation
	Short-term borrowing	73,100	73,100	0
	Commercial papers	25,000	25,000	±0
Sum of short-term debts with interest		98,100	98,100	±0
	Long-term borrowing	5,000	5,000	0
	Investment corporation bonds	100,000	100,000	0
Long-term debts with interest		105,000	105,000	0
Sum of debts with interest		203,100	203,100	±0

[Translation omitted]

[Translation]

March 27, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Money Borrowing

We hereby inform you that the Investment Corporation has decided to borrow money as described below.

1. Reasons for borrowing money
   To fund the acquisition of the specified assets.

2. Description of the borrowing:

Party from which the borrowing is made	Principal amount	Interest rate	Scheduled date of borrowing	Method of borrowing and repaying the principal (Note)	Repayment date (Note)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	16,200 million yen	1.13917% (from March 31, 2008 through June 30, 2008) The interest rate on and after July 1, 2008 will be determined on June 26.	March 31, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	March 31, 2009
The Mitsubishi UFJ Trust and Banking Corporation					
The Sumitomo Trust & Banking Co., Ltd.					
The Chugoku Bank, Ltd.	2,800 million yen	1.13917% (from March 31, 2008 through June 30, 2008) The interest rate on and after July 1, 2008 will be determined on June 26.	March 31, 2008	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	March 31, 2009

Note: The last day of June 2008, September 2008 and December 2008, and the repayment date for the principal will be the interest payment dates, and (partial) repayment for the principal is allowed on the interest payment dates.

- End -

(Reference materials)

Status of debts with interest after borrowing

(Unit: million yen)

		Before borrowing	After borrowing	Variation
	Short-term borrowing	73,100	92,100	+19,000
	Commercial papers	25,000	25,000	0
Sum of short-term debts with interest		98,100	117,100	+19,000
	Long-term borrowing	5,000	5,000	0
	Investment corporation bonds	100,000	100,000	0
Long-term debts with interest		105,000	105,000	0
Sum of debts with interest		203,100	222,100	+19,000

[Translation]

March 27, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that the interest rate has been determined as follows on the borrowings made by us.

Party from which the borrowing is made	Loan balances	Interest rate (Note 1)	Date of borrowing	Repayment date (Note 2)
Mizuho Corporate Bank, Ltd.	2,500 million yen	1.12917% (from April 1, 2008 through June 30, 2008)	August 30, 2007	August 29, 2008
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	10,000 million yen	1.15917% (from April 1, 2008 through June 30, 2008)	August 31, 2007	August 29, 2008
The Mitsubishi UFJ Trust and Banking Corporation				
The Chuo Mitsui Trust and Banking Company, Limited				

The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.				
The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Mitsubishi UFJ Trust and Banking Corporation The Chuo Mitsui Trust and Banking Company, Limited The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.	10,000 million yen	1.15917% (from April 1, 2008 through June 30, 2008)	August 31, 2007	August 29, 2008
The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Mitsubishi UFJ Trust and Banking Corporation The Chuo Mitsui Trust and Banking Company, Limited The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.	15,500 million yen	1.15917% (from April 1, 2008 through June 30, 2008)	September 4, 2007	September 4, 2008
Sumitomo Mitsui Banking Corporation	7,470 million yen	1.12917% (from April 1, 2008 through June 30, 2008)	September 4, 2007	September 4, 2008
Mizuho Corporate Bank, Ltd.	5,000 million yen	1.12917% (from April 1, 2008 through June 30, 2008)	October 19, 2007	October 17, 2008
The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Mitsubishi UFJ Trust and Banking Corporation The Chuo Mitsui Trust and Banking Company, Limited The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.	8,000 million yen	1.13917% (from April 1, 2008 through June 30, 2008)	November 1, 2007	October 31, 2008

Sumitomo Mitsui Banking Corporation	2,530 million yen	1.12917% (from April 1, 2008 through June 30, 2008)	November 29, 2007	November 28, 2008
The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Mitsubishi UFJ Trust and Banking Corporation The Chuo Mitsui Trust and Banking Company, Limited The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.	2,500 million yen	1.13917% (from April 1, 2008 through June 30, 2008)	November 29, 2007	November 28, 2008
The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Mitsubishi UFJ Trust and Banking Corporation The Chuo Mitsui Trust and Banking Company, Limited The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.	2,400 million yen	1.13917% (from April 1, 2008 through June 30, 2008)	December 20, 2007	December 19, 2008
The Bank of Fukuoka, Ltd.	3,000 million yen	1.10917% (from April 1, 2008 through June 30, 2008)	December 21, 2007	December 19, 2008
The Chugoku Bank, Ltd.	2,200 million yen	1.13917% (from April 1, 2008 through June 30, 2008)	December 21, 2007	December 19, 2008
Mizuho Corporate Bank, Ltd.	2,000 million yen	1.12917% (from April 1, 2008 through June 30, 2008)	February 21, 2008	February 20, 2009

Note 1:The interest rate on and after July 1, 2008 will be determined on June 26, 2008.

Note 2: The last day of March 2008, June 2008, September 2008 and December 2008, and the repayment date for the principal will be the interest payment dates, and (partial) repayment for the principal is allowed on the interest payment dates.

- End -

[Translation]

March 28, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Acquisition of Property

We hereby inform you that we have resolved to acquire the property described below.

1. Outline of the acquisition:

(1) Assets to be acquired: Beneficial interests in real estate trust (Trustee: The Sumitomo Trust and Banking Co., Ltd.)

(2) Name of the property: AEON Sapporo Hassamu Shopping Center

(3) Acquisition price: 18,440 million yen

(4) Acquisition date: March 31, 2008 (scheduled execution of transfer agreement and scheduled acquisition)

(5) Party from which the property will be acquired: Hassamu SC Tokutei Mokuteki Kaisha

(6) Funds for the acquisition: Borrowed funds*

(7) Method of settlement: Lump sum payment on delivery

Note: The property will be acquired by using borrowed funds announced in our "Notice of Money Borrowing" dated March 27, 2008.

2. Reasons for the acquisition:
[Translation omitted.]

3. Description of the property to be acquired
[Translation omitted.]

4. Outline of party from which the real estate will be acquired:

(1) Trade name: Hassamu SC Tokuteki Mokuteki Kaisha
(2) Location of head office: 16-3, Konan 2-chome, Minato-ku, Tokyo
(3) Representative: Sojiro Takagaki, Director
(4) Capital: 100 thousand yen
(5) Major shareholders: Mitsubishi Corporation
(6) Main business activities: Purchase of assets and businesses relating to management and disposition thereof and others
(7) Relationship with Investment Corporation or the Asset Manager:
Tokutei mokuteki kaisha incorporated by Mitsubishi Corporation, the parent company of the asset manager

5. Status of party acquiring properties:
[Translation omitted.]

6. Outline of brokerage
[Translation omitted.]

7. Future prospects:
This acquisition will have no significant impact on the management conditions of Japan Retail Fund Investment Corporation, and there is no change to the forecast for the management conditions for the accounting period ending in August 2008.

- End -

【Image of the Property】
[Image omitted]

【Map for Location of the Property】
[Image omitted]

[Translation]

April 14, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel:03-5293-7081

Notice of Reorganization of the Asset Manager

We hereby inform you that Mitsubishi Corp.-UBS Realty Inc., the asset manager to which we entrust the management of our assets (the "Asset Manager") has resolved at its board of directors' meeting held today to reorganize its internal structure.

1. Reorganization

(1) Details and Purposes of the Change

(i) The Strategic Planning Division, General Administration Department, and Human Resources Department will be unified and a Corporate Division will be newly established.

This is to clarify the support system for the Retail Division, which is responsible for the management of our assets, and the Industrial Division, which is responsible for the management of the Industrial & Infrastructure

Fund Investment Corporation's assets, and to further strengthen the support system through a flexible and cross-sectional business framework.

(ii) IR business and office counter work with financial institutions for financing in each Finance Department of the Retail Division and the Industrial Division will be integrated into the Corporate Division.

This is to build a management system which can serve investors' needs and expectations by integrating functions other than decision making for investment management of our assets, and promoting enhancement of systems and accumulation of know-how in respect of our information gathering and information management.

(iii) The 4 existing Committees will be integrated and reorganized into a Compliance Administration Committee, an Investment Management Review Committee, and a Portfolio Management Committee.

This is to establish a decision making process emphasizing portfolio management more than ever before in respect of the investment management of our assets.

(2) Date of Reorganization
May 1, 2008

For a chart of the changes under the reorganization, see the Schedule attached hereto.

2. Key Employees
Key employees will be as follows subsequent to the reorganization described in Section 1 above.

Name	Name of New Office
Kenji Iizumi	Head of Compliance Management Division
Ikuo Kondo	Compliance Officer
Fuminori Imanishi	Head of Retail Division
Naoshi Ogikubo	Head of Industrial Division

3. Notifications under Laws and Regulations
With respect to the reorganization and change in key employees, notification of

change of the Asset Manager below will be filed with the Commissioner of Financial Services Agency in accordance with the provisions of the Financial Instruments and Exchange Law (the "FIEL").

- Notification of change in key employees in accordance with Article 31, Paragraph 1 of the FIEL.
- Notification of change in details or manner of business in accordance with Article 31, Paragraph 3 of the FIEL.

* Scheduled to be filed on May 1, 2008.

- End -

* The original Japanese version of this Notice has been distributed to The Kabuto Club, the Ministry of Land, Infrastructure and Transport ("MLIT") Press Club, and the MLIT Press Club for Construction Publications.

Schedule
Organization Chart Before the Change (Current) and After the Change
[Translation omitted.]

[Translation]

Abbreviated Notice Regarding Settlement of Accounts for the Accounting Period Ending in February 2008 (From September 1, 2007 to February 29, 2008)

April 15, 2008

Name of Issuer of Real Estate Investment Trust:	Japan Retail Fund Investment Corporation
Listed Securities Exchange:	Tokyo Stock Exchange
Code Number:	8953 (URL http://www.jrf-reit.com)
Representative:	Executive Director Yorishige Kondo
Name of Asset Manager:	Mitsubishi Corp.- UBS Realty Inc.
Representative:	Representative Director Yuichi Hiromoto
Reference of Responsible Person:	Head of Retail Division Fuminori Imanishi TEL:03-5293-7081
Scheduled submission date of the annual securities report:	May 28, 2008
Scheduled Commencement Date of Payment of Dividends:	May 19, 2008

(Discarding the figures less than one million yen)

1. State of Operation and Assets for the Period Ending February 2008 (September 1, 2007~ February 29, 2008)

(1)State of Operation (% display shows increase and decrease compared to the previous period)

	Operating Income		Operating Profit		Ordinary Profit	
	(million yen)	%	(million yen)	%	(million yen)	%
Period Ending February 2008	18,708	1.2	7,508	1.4	6,145	△4.1
Period Ending August 2007	18,490	10.6	7,408	6.8	6,409	5.2

	Current Income		Current Income Per Unit	Unit holder's Equity/Current Return	Gross Capital/ Ordinary Return	Operating Profit/ Ordinary Return
	(million yen)	%	(yen)	%	%	%
Period Ending February 2008	6,131	△4.1	15,865	2.4	1.2	32.8
Period Ending August 2007	6,396	5.2	16,549	2.5	1.3	34.7

(2)State of Dividends

	Dividend per unit (exclusive of dividend in excess of profit)	Total diviends	Diviend in excess of profit per unit	Total diviends in excess of profit	Pay-out ratio	Distribution ratio of net assets
	(yen)	(million yen)	(yen)	(million yen)	%	%
Period Ending February 2008	15,865	6,131	–	–	100.0	2.4
Period Ending August 2007	16,549	6,396	–	–	100.0	2.5

(3)Financial Condition

	Gross Asset Value	Net Asset Value	Unit holders' Equity Ratio	Net Asset Value Per Unit
	(million yen)	(million yen)	%	(yen)
Period Ending February 2008	546,831	256,896	47.0	664.670
Period Ending August 2007	488,747	257,160	52.6	665,354

(Reference) Shareholders' Equity
For the period ending February 2008: 256,896 million yen
For the period ending August 2007: 257,160 million yen

(4)State of Cash Flow

	Cash flow from Operating Activities	Cash flow from Investing Activities	Cash flow from Financing Activities	Cash and Cash Equivalent at the period end
	(million yen)	(million yen)	(million yen)	(million yen)
Period Ending February 2008	9,256	△75,210	53,412	14,474
Period Ending August 2007	10,731	△11,391	3,244	27,015

2. Forecast of Operation for the Period Ending August 2008 (March 1, 2008- August 31, 2008) and for the Period Ending February 2009 (September 1, 2008- February 28, 2009):

(% display shows increase and decrease compared to the previous period)

	Operating Income		Operating Profit		Ordinary Profit		Current Income		Dividend per unit (exclusive of dividend in excess of profit)	Diviend in excess of profit per unit
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%	(yen)	(yen)
Period Ending August 2008	20,281	8.4	7,771	3.5	5,862	△4.6	5,848	△4.6	15,131	0
Period Ending February2009	20,719	2.2	8,170	5.1	6,053	3.3	6,040	3.3	15,628	0

(Reference) Forecasted current income per unit:
For the period ending August 2008: 15,131 yen
For the period ending February 2009: 15,628 yen

3. Other
(1)Change of accounting method
(i)Alternation due to changes of accounting standards None
(ii)Changes other than (i) None

(2)Issued Investment Units
(i)Number of issued investment units as of the end of the period (including treasury units):
For the period ending February 2008: 386,502 units
For the period ending August 2007: 386,502 units
(ii)Number of treasury units as of the end of the period
For the period ending February 2008: 0 units
For the period ending August 2007: 0 units
(Note)As for the base investment units to calculate Current Income Per Unit, see 「Notes to per unit information」 on page 22.

※The explanation on appropriate use of the forecasts of the state of operations and other notes
Statement about the future as forecasts of state of operations and others are based on the information the Investment Corporation now have and certain assumption the Investment Corporation determines reasonable, and there are possibilities that the actual state of operations will differ materially due to various factors. Furthermore, the forecast herein does not guarantee the amount of future dividends. For the preconditions of forecasts of the state of operations, see "Preconditions of Forecasts of State of Operation for the Thirteenth Term (March 1, 2008 - August 31, 2008) and for the Fourteenth Period (September 1, 2008 - February 28, 2009)" as described in page 6 and 7.

1. Summary of Related Corporations of the Investment Corporation

Since there are no material alterations from the "Structures of the Investment Company" on the latest annual financial report (submitted on November 22, 2007), the disclosure is omitted.

2. Management Policy and Results of Operation

(1) Management Policy:

Since there are no material alterations from the "Investment Policy", "Investment Object", "Distribution Policy" on the latest annual financial report (submitted on November 22, 2007), the disclosure is omitted.

(2) State of Operation:

A. Outline of Current Period

i. Principal Progress of the Investment Corporation:

The Investment Corporation was founded on September 14, 2001, in accordance with the Law Concerning Investment Trusts and Investment Corporations (the "Investment Trust Law"), and it was listed on the Tokyo Stock Exchange (code: 8953) on March 12, 2002 as the first investment corporation in Japan, specializing in operating the real estate of commercial facilities. Since its listing, the Investment Corporation has been acquiring properties steadily and continues the growth.

Since the Investment Corporation acquired 4 properties and commenced actual operations immediately after its listing, the Investment Corporation acquired 6 properties in its Third Period, 6 properties in its Fourth Period, 4 properties in its Fifth Period, and as of the end of the Fifth Period (August 31, 2004), achieved its initial goal of realizing a total asset value of 200 billion yen within 3 years from listing 6 months earlier than planned. Furthermore, the Investment Corporation acquired 4 properties in its Sixth Period, 8 properties in its Seventh Period, 2 properties in the Eighth Period, 3 properties in its Ninth Period, 4 properties in its Tenth Period, and thus achieved its initial goal of realizing a total asset value of 400 billion yen within 5 years from listing earlier than planned in the end of its Tenth Period (February 28, 2007). During the Eleventh Period, the Investment Corporation acquired 2 properties and sold 1 property, 4 properties in its Twelfth Period, and has come to operate a total of 45 properties (total asset value of 546.8billion yen) as of the end of the Twelfth Period (February 29, 2008).

ii. Results of Operation:

The Investment Corporation invests in a diverse range of commercial facilities located throughout the country, such as "suburban shopping centers" and "roadside stores", that executed long-term lease agreements with mainly urban commercial stores and high-quality tenants in good locations. The corporation's basic strategy is to create the most appropriate portfolio from out of investment assets that can be categorized into investment styles: "income-type properties," which are expected to produce steady, long-term cash flows; and "growth-type properties," which the Investment Corporation

proactively aims to increase the cash flows and enhance the property value through turnover of tenants and increasing the rental income by gain of sales through increasing the value of the facilities.

The Investment Corporation is mindful of diversifying and maintaining a balance among regions, property types, lease periods, and tenants. It seeks to bring in a steady income from over the entire portfolio, and to achieve internal growth through progressing the value of existing properties and to achieve firm and consecutive external growth.

The income-type properties the Investment Corporation is investing in are supported by long-term lease agreements with excellent tenants, particularly such shops as AEON, Ito-Yokado, AEONMALL, and Bic Camera, and occupancy rate is almost at 100%. The Investment Corporation therefore manages to secure extremely steady rental income. In line with the investment strategy of creating a portfolio consisting of two main investment segments—namely, properties in good locations that are growing as commercial accumulation area in the city and large scale properties executing long-term lease agreements with good tenants in the suburbs—the Investment Corporation has acquired this period: AEON Yachiyo Midorigaoka Shopping Center, a suburban single-tenant property, 8953 Saitama Urawa Building, an urban single-tenant property and 8953 Jingumae 6 Building, an urban multi-tenant property as income-type properties.

As for growth type properties, the Investment Corporation acquired GYREin this period. It is located in the center of Omotesando district, where many luxuary-brand shops are located and gathers attention as brand-concentrating area comparable with Ginza district. As for the other growth-type properties: Hakata Riverain, Nara Family, Abiko Shopping Plaza, Kyoto Family, and Higashi-Totsuka Aurora City, Oyama Yuen Harvest Walk the Investment Corporation has been seeking, during this accounting period as well, a change in tenants and its relaunching and carrying out promotional work to maximize the potential value of these commercial facilities.

iii. Summary of Raising Funds:

① Debt Finance

As for financing for interest-bearing debts such as loans (debt finance), the Investment Corporation aims to control the entire cost of capital into the future and maintain the appropriate and sound debt-ratio in conformity with the market circumstances and the relatively long length of the average remaining term of existing long-term debt, while seeking effective utilization of tenant leasehold deposits and security deposits (as of the end of the twelfth period, the outstanding amount is approximately 82.5 billion yen). Further, in this period the Investment Corporation has issued the short-term investment corporation bonds (commercial papers) (the total issue amount: 25 billion yen, average interest rate: 0.9800%), which was the first issue in the J-REIT sector, in order to ensure the further financial stability and flexibility. The issuance of commercial papers through close interaction with capital markets assists the establishment of a sound and transparent balance sheet and flexible funding with appropriate interest rate by virtue of comparison with other short-time funding methods (such as short-term debts).As for investment corporation bonds, subject to the comprehensive resolution dated January 10, 2007 regarding the issuance of domestic unsecured investment corporation bonds, during the eleventh accounting period the Investment Corporation issued fifth and sixth public offering investment corporation

bonds (Period: 5 years and 10 years, respectively; Total issue amount: 20 billion yen and 15 billion yen, respectively). This made the outstanding amount of investment corporation bonds at the end of eleventh accounting period 100 billion together with the first, second, third, and forth bond issuances.

The outstanding amount of debt loans as of the end of this period is ¥78.1 billion; the breakdown is approximately ¥73.1 billion outstanding amount of short-term loans, and approximately ¥5 billion outstanding amount of long-term loans.

② Equity Finance

In September 2006, the Investment Corporation conducted the issuance of new investment units on the largest scale since its incorporation (84,000 units, including allocation to a third party), and has conducted 6 equity offerings in the past (5 of which were global offerings) including the initial public offering upon its listing, which is the largest number among the listed real estate investment corporations.

As of the date hereof, the total amount of capital of investors is 250.7 billion yen, and the total number of units issued and outstanding is 386,502 units.

iv. Summary of Performance and Dividends:

As a result of such operation as described above, the Investment Corporation reported, as performance for the current period, operating income of which is composed of total operating income and profit and sale of real estate of 18,708 million yen, operating profit of 7,508 million yen and ordinary profit of 6,145 million yen as well as current income of 6,131 million yen.

On account of application of the special cases in taxation (Article 67-15 of the Special Taxation Measures Law) to dividends, the Investment Corporation, designing to deduct the maximum of dividends, decided to distribute the aggregate amount of the retained earnings at the end of the current period excluding any fraction which would offer less than one yen dividend per one unit. Consequently, dividend per investment unit was 15,865 yen.

B. Outlook of Next Period

i. Outlook of Overall Operation

(Omitted)

ii Issues to be Solved

(Omitted)

iii. Outlook of Results of Next Period:

Concerning the state of operation for the period ending August 2008 (the Thirteenth Period, March 1, 2008 ~ August 31, 2008), the Investment Corporation estimates an operating income of 20,281 million yen, ordinary profit of 5,862 million yen, current income of 5,848 million and dividend per unit of 15,131 yen. For the preconditions of these estimates, please see the "Preconditions of Forecasts of State of Operation for the

period ending August 2008 (the Thirteenth Period, March 1, 2008 ~ August 31, 2008) and for the period ending February 2009 (the Fourteenth Period, September 1, 2008 ~ February 28, 2009)" as described below.

Also, concerning the state of operation for the period ending February 2009 (the Fourteenth Period, September 1, 2008 ~ February 28, 2009), based upon the "Preconditions of Forecasts of State of Operation for the period ending August 2008 (the Thirteenth Period, March 1, 2008 ~ August 31, 20088) and for the period ending February 2009 (the Fourteenth Period, September 1, 2008 ~ February 28, 2009)" as described below, the Investment Corporation estimates operating income of 20,719 million yen, ordinary profit of 6,053 million yen, current income of 6,040 million and dividend per unit of 15,628 yen.

(Note) The above estimated figures are calculated at the present time under the specified preconditions and the actual current income and dividends may fluctuate according to the change of situation. Furthermore, the estimates herein will not guarantee the amount of future dividends.

"Preconditions of Forecasts of State of Operation for the period ending August 2008 (the Thirteenth Period, March 1, 2008 ~ August 31, 2008)" and for the period ending February 2009 (the Fourteenth Period, September 1, 2008 ~ February 28, 2009)

(Omitted)

3. Financial Statements, etc.

(1) Balance Sheet:

Subjects \ Period	Previous Period (As of August 31, 2007)		This Period (As of February 29, 2008)		Increase or Decrease	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	v. Previous Period (%)
ASSETS						
I. Current assets:						
Cash and deposit	15,613,878		4,093,989		-11,519,888	
Trust cash and trust deposit	11,402,076		10,380,414		-1,021,662	
Rental receivables	641,369		768,942		127,572	
Consumption tax refundable	-		1,208,067		1,208,067	
Other current assets	599,697		486,317		-113,380	
Total current assets	28,257,021	5.8	16,937,730	3.1	-11,319,290	-40.1
II. Non-current assets: *1						
1. Property and equipment:						
Buildings	-		223,768		223,768	
Accumulated depreciation	-		1,732		1,732	
Building improvements	-		3,300		3,300	
Accumulated depreciation	-		25		25	
Industrial tool and material	-		1,948		1,948	
Accumulated depreciation	-		43		43	
Land	-		2,176,572		2,176,572	
Trust buildings	181,581,913		216,322,156		34,740,242	
Accumulated depreciation	16,758,299		20,499822		3,741,523	
Trust building improvements	10,475,899		11,251,561		775,662	
Accumulated depreciation	1,256,785		1,499,754		242,969	
Trust machinery and equipment	891,301		994,826		103,525	
Accumulated depreciation	138,399		172,000		33,601	
Trust carriage	314		-		-314	
Accumulated depreciation	5		-		-5	
Trust industrial tool and material	1,957,937		2,558,051		600,114	
Accumulated depreciation	480,840		596,530		115,690	
Trust land	271,323,193		306,279,571		34,956,377	
Total property and equipment	447,596,230	91.6	517,041,848	94.6	69,445,618	15.5
2. Intangible fixed assets:						
Trust leasehold interest	8,914,567		8,901,150		-13,416	
Trust and other intangible fixed assets	169,690		164,258		-5,431	
Total intangible fixed assets	9,084,257	1.9	9,065,409	1.7	-18,848	-0.2
3. Investments, etc.:						
Tenant leasehold and security deposits	3,354,958		3,357,508		2,550	
Long-term prepaid expenses	99,367		91,306		-8,061	
Other investments and assets	100,610		113,687		13,076	
Total investments and assets	3,554,936	0.7	3,562,502	0.6	7,565	0.2
Total non-current assets	460,235,424	94.2	529,669,760	96.9	69,434,335	15.1
III. Deferred assets:						
Issue costs of Investment Corporation Bonds	254,778		223,654		-31,123	
Total deferred assets	254,778	0.0	223,654	0.0	-31,123	-12.2
Total Assets	488,747,224	100.00	546,831,146	100.0	58,083,921	11.9

Subjects \ Period	Previous Period (As of August 31, 2007)		This Period (As of February 29, 2008)		Increase or Decrease	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	v. Previous Period (%)
LIABILITIES						
I. Current liabilities:						
Sales debt	579,907		613,614		33,706	
Short-term Investment Corporation Bonds	-		24,984,933		24,984,933	
Short-term debt *2	38,230,000		73,100,000		34,870,000	
Accounts payable	69,913		43,606		-26,307	
Accrued expenses	1,371,562		1,354,017		-17,545	
Income tax payable, etc.	22,450		12,855		-9,595	
Consumption Tax payable, etc.	96,001		-		-96,001	
Rent received in advance	1,399,636		1,606,020		206,384	
Deposit received	838,876		658,108		-180,767	
Trust tenant leasehold and security deposits scheduled to be returned within one year *1	5,406,715		5,428,816		22,101	
Other current liabilities	25,351		55,475		30,123	
Total current liabilities	48,040,415	9.8	107,857,449	19.7	59,817,034	124.5
II. Non-current liabilities						
Investment Corporation Bonds	100,000,000		100,000,000		-	
Long-term debt	5,000,000		5,000,000		-	
Tenant leasehold and security deposits	-		39,558		39,558	
Trust tenant leasehold and security deposits*1	78,546,031		77,037,694		-1,508,337	
Total non-current liabilities	183,546,031	37.6	182,077,252	33.3	-1,468,779	-0.8
Total Liabilities	231,586,446	47.4	289,394,701	53.0	58,348,254	25.2
Net Assets *4						
I. Equity of Investors						
1. Unitholders' equity						
Unitholders' equity	250,764,406		250,764,406		-	
2. Retained Earnings						
Unappropriated retained earnings at the end of the period	6,396,371		6,132,038		-264,333	
Total Capital of Investors	257,160,778	52.6	256,896,444	47.0	-264,333	-0.1
Total Net Assets	257,160,778	52.6	256,896,444	47.0	-264,333	-0.1
Total Liabilities and Net Assets	488,747,224	100.0	546,831,146	100.0	58,083,921	11.9

(2) Statement of Income:

Subjects \ Period	Previous Period For the Period from March 1, 2007 to August 31, 2007		This Period For the Period from September 1, 2007 to February 29, 2008		Increase or Decrease	
	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)
I. Operating revenues:	18,490,462	100.0	18,708,863	100	218,400	1.2
Rental revenues *1	17,629,533		18,708,863		1,079,329	
Gains from sales of real properties, etc.*2	860,929		-		-860,929	
II. Operating expenses:	11,082,035	59.9	11,199,954	59.9	117,918	1.1
Property-related expenses *1	9,232,620		9,272,335		39,714	
Asset management fees	1,474,161		1,607,136		132,974	
Compensation of Officers	5,806		5,806		-	
Custodian fees	74,798		76,858		2,059	
General administration fees	128,820		129,943		1,123	
Others	165,828		107,874		-57,954	
Operating income	7,408,426	40.1	7,508,909	40.1	100,482	1.4
III. Non-operating revenues:	25,709	0.1	17,659	0.1	-8,049	-31.3
Interest received	19,109		16,298		-2,811	
Other non-operating Income or Loss	6,599		1,361		-5,238	
IV. Non-operating expenses:	1,024,675	5.5	1,380,897	7.4	356,222	34.8
Interest expense	289,677		477,649		187,972	
Interest expenses of Short-term Investment Corporation Bonds	-		45,198		45,198	
Interest expenses of Investment Corporation Bonds	644,058		781,979		137,920	
Amortization of issue costs of Investment Corporation Bonds	56,580		32,171		-24,409	
Loan-related costs	25,569		31,718		6,149	
Other non-operating expenses	8,789		12,179	32.8	3,390	
Ordinary income	6,409,460	34.7	6,145,671	32.8	-263,789	-4.1
Income before income taxes	6,409,460	34.7	6,145,671		-263,789	-4.1
Income taxes, Inhabitant taxes, and Enterprise taxes	22,450		12,855		-9,595	
Adjustment of income taxes, etc.	-9,332		927		10,260	
Net income	6,396,342	34.6	6,131,888	32.8	-264,454	-4.1
Retaining earnings at the beginning of the period	29		150		121	
Retained earnings at the end of the period	6,396,371		6,132,038		-264,333	

(3) Statement of Changes in Equity of Investors:

Previous Period (From March 1, 2007 to August 31, 2007)

(thousand yen)

	Equity of Investors			Total Net Assets
	Total Unitholders' Equity	Retained Earnings Unappropriated retained earnings at the end of the period	Total Equity of Investors	
Outstanding amount of the end of last period	250,764,406	6,079,705	256,844,111	256,844,111
Changes in amount Dividends of retained earnings Net income for this period	- -	-6,079,676 6,396,342	-6,079,676 6,396,342	-6,079,676 6,396,342
Total Changes in amount this period		316,666	316,666	316,666
Outstanding amount of the end of the period	250,764,406	6,396,371	257,160,778	257,160,778

This Period (From September 1, 2007 to February 29, 2008)

(thousand yen)

	Equity of Investors			Total Net Assets
	Total Unitholders' Equity	Retained Earnings Unappropriated retained earnings at the end of the period	Total Equity of Investors	
Outstanding amount of the end of last period	250,764,406	6,396,371	257,160,778	257,160,778
Changes in amount Dividends of retained earnings Net income for this period	- -	-6,396,221 6,131,888	-6,396,221 6,131,888	-6,396,221 6,131,888
Total Changes in amount this period	-	-264,333	-264,333	-264,333
Outstanding amount of the end of the period	250,764,406	6,132,038	256,896,444	256,896,444

(4) Statement of Cash Distribution:

(yen)

Subjects \ Period	Previous Period (From March 1, 2007 to August 31, 2007)	This Period (From September 1, 2007 to February 29, 2008)
I Retained earnings at end of period	6,396,371,845	6,132,038,579
II Dividends (Dividends per unit)	6,396,221,598 (16,549)	6,131,854,230 (15,865)
III Retained earnings brought forward to the next period	150,247	184,349

Calculation method of amount of dividends

Under the basic policy provided for in Article 26, Paragraph1, Item 2 of such Articles of Incorporation stating that "all profits shall be distributed to investors by cash", it has distributed as dividends 6,131,854,230 yen for this period (6,396,221,598 yen for the previous period) representing all of the retained earnings at the end of current period (excluding any fraction which would offer less than one yen dividend

per one unit), considering that individual investors are required to calculate capital gain or loss for each dividend exceeding such profits if the Investment Corporation makes distribution of money exceeding the profits set forth in Article 26, Paragraph 2 of its Articles of Incorporation.

(5) Statement of Cash Flow:

Subjects \ Period	Previous Period For the Period from March 1, 2007 to August 31, 2007	This Period For the Period from September 1, 2007 to February 29, 2008	Increase or Decrease
	Amount	Amount	Amount
I Cash Flows from Operating Activities:	(¥ in thousands)	(¥ in thousands)	(¥ in thousands)
Income before income taxes	6,409,460	6,145,671	△263,789
Depreciation	3,659,967	4,160,162	500,194
Amortization of issue costs of Investment Corporation Bonds	56,580	32,171	△24,409
Loss on retirement of fixed assets	59,182	19,962	△39,220
Other operational costs	△860,929	-	860,929
Interest received	△19,109	△16,298	2,811
Interest expense	933,736	1,304,828	371,091
Increase or Decrease of rental receivables	48,493	△127,572	△176,066
Increase or Decrease of consumption tax refundable	1,165,935	△1,208,067	△2,374,002
Increase or Decrease of long-term prepaid expenses	9,345	8,061	△1,284
Increase or Decrease of operating accounts payable	△269,174	175,439	444,613
Increase or Decrease of consumption tax payable, etc.	96,001	△96,001	△192,002
Increase or Decrease of accounts payable	58,952	△26,499	△85,451
Increase or Decrease of accrued unpaid expenses	238,994	△114,119	△353,114
Increase or Decrease of advance received	23,448	206,384	182,935
Increase or Decrease of deposit received	△18,319	△180,767	△162,447
Others	△112,131	142,577	254,708
Sub-total	11,480,433	10,425,931	△1,054,502
Interest received	19,109	16,298	△2,811
Payment of interest	△753,028	△1,163,054	△410,026
Payment of corporate tax	△15,048	△22,450	△7,402
Net cash provided by operating activities	10,731,467	9,256,724	△1,474,743
II Cash Flows from Investing Activities:			
Payment for acquisition of property and equipment	-	△2,405,589	△2,405,589
Payment for acquisition of trust property and equipment	△32,246,410	△71,337,517	△39,091,107
Revenue from sales of trust property and equipment	24,631,693	-	△24,631,693
Revenue from tenant leasehold and security deposits	-	39,558	39,558
Payment for deposited trust tenant leasehold and security deposits	△7,305,105	△4,756,685	2,548,419
Revenue from deposited trust tenant leasehold and security deposits	5,500,909	3,270,449	△2,230,459
Purchases of trust intangible property and equipment	△1,940,920	△5,520	1,935,400
Payment for depositing trust tenant leasehold and security deposits	△200,400	△10,050	190,350
Revenue from depositing trust tenant leasehold and security deposits	11,803	7,500	△4,303
Revenue from decrease of other investments and assets	△2,000	△13,076	△11,076
Purchases of other investments and assets	158,795	-	△158,795
Net cash used in investing activities	△11,391,632	△75,210,931	△63,819,298
III Cash Flows from Financing Activities:			
Proceeds from issuance of short-time investment corporation bonds	-	24,938,686	24,938,686
Proceeds from short-term debt	14,500,000	34,870,000	20,370,000
Payment for short-term debt	△40,000,000	-	40,000,000
Proceeds from issuance of investment corporation bonds	34,826,400	-	△34,826,400
Payment of dividends	△6,081,509	△6,396,029	△314,520
Net cash provided by financing activities	3,244,891	53,412,656	50,167,765
IV Net Change in Cash and Cash Equivalents	2,584,726	△12,541,550	△15,126,276
V Cash and Cash Equivalents at the Beginning of the Period	24,431,228	27,015,954	2,584,726

VI Cash and Cash Equivalents at the End of the Period ※	27,015,954	14,474,403	△12,541,550

(6) Table of Explanatory Notes:

(Omitted)

(7) Increase or Decrease of Investment Units Issued and Outstanding:

There was no capital increase, etc. during this period. The outline of capital increase, etc. until the previous period is as listed below:

Date	Summary	Number of units issued and outstanding		Aggregate invested capital (million yen)		Note
		Increase/ decrease	Balance	Increase/ decrease	Balance	
September 14, 2001	Private placement for incorporation	400	400	200	200	Note 1
March 12, 2002	Public offering for capital increase	52,000	52,400	23,462	23,662	Note 2
March 4, 2003	Public offering for capital increase	95,000	147,400	47,697	71,360	Note 3
March 26, 2003	Allocation of investment units to a third party	5,102	152,502	2,561	73,921	Note 4
March 2, 2004	Public offering for capital increase	67,000	219,502	42,267	116,188	Note 5
March 8, 2005	Public offering for capital increase	56,000	275,502	43,175	159,364	Note 6
March 29, 2005	Allocation of investment units to a third party	4,000	279,502	3,083	162,448	Note 7
September 14, 2005	Public offering for capital increase	23,000	302,502	19,109	181,557	Note 8
September 21, 2006	Public offering for capital increase	78,000	380,502	64,263	245,821	Note 9
September 27, 2006	Allocation of investment units to a third party	6,000	386,502	4,943	250,764	Note 10

Note 1 The Investment Corporation was incorporated through private placement at the issue price of 500,000 yen per unit.

Note 2 New investment units were issued at the issue price of 470,000 yen per unit (subscription price of 451,200 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 3 New investment units were issued at the issue price of 521,228 yen per unit (subscription price of 502,080 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 4 New investment units were issued at the subscription price of 502,080 yen per unit from the allocation of investment units to a third-party in order to raise funds and refund short-term debts for acquiring new real property.

Note 5 New investment units were issued at the issue price of 654,910 yen per unit (subscription price of 630,852 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 6 New investment units were issued at the issue price of 798,700 yen per unit (subscription price of 770,990 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 7 New investment units were issued at the subscription price of 770,990 yen per unit from the allocation of investment units to a third party in order to raise funds and refund short-term debts for acquiring new real property.

Note 8 New investment units were issued at the issue price of 861,300 yen per unit (subscription price of 830,850 yen) in order to refund short-term debts.

Note 9 New investment units were issued at the issue price of 852,600 yen per unit (subscription price of 823,890 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 10 New investment units were issued at the subscription price of 823,890 yen per unit from the allocation of investment units to a third party in order to raise funds and refund short-term debts for acquiring new real property.

4. Changes in Officers
N/A as for both of the Investment Corporation and the Asset Manager

5. Reference Information

(1) Composition of Assets of the Investment Corporation

		Previous Period (as of August 31, 2007)		This Period (as of February 29, 2008)	
Classification of Assets	Region	Total Amount of Holdings (Note 1)	Percentage of Total Assets	Total Amount of Holdings (Note 1)	Percentage of Total Assets
		(million yen)	(%)	(million yen)	(%)
Property	Tokyo metropolitan area	-	-	2,403	0.4
Trust property	Tokyo metropolitan area	213,604 (Note 2)	43.7	279,104 (Note 2)	51.0
	Osaka and Nagoya metropolitan area	168,030	34.4	169,829	31.1
	Other metropolitan areas	75,044	15.3	74,768	13.7
Sub-total		456,679	93.4	523,702	95.8
Deposit and other assets		32,067	6.6	20,724	3.8
Total Assets		488,747	100.0	546,831	100.0

Note 1: Aggregate Holdings show the reported figures on the Balance Sheet as of the end of the period (Those of trust real property are shown by book value after depreciation).

Note 2: A part of "Jingumae 4-chome East Project (tentative name)" is included.

(2) Outline of trust real property

As of August 31, 2007, the principal real property (top ten properties in book value) held by the Investment Corporation is as listed below:

Name of Real Estate, etc.	Net Book Value	Leasable Area (Note 3)	Leased Area (Note 4)	Occupancy Rate (Note 1)	Rental Income as Percentage to Total Revenues (Note 1)	Major Use

	(million yen)	(m2)	(m2)	%	%	
Higashi-Totsuka Aurora City (trust beneficial interest)	51,466	151,429.78	151,429.78	100.0	7.4	Retail facilities
Nara Family (trust beneficial interest)	31,636	85,075.32	84,932.74	99.8	11.8	Retail facilities
AEON Yachiyo Midorigaoka Shopping Center (trust beneficial interest)	30,993	132,294.48	132,294.48	100.0	3.6	Retail facilities
AEONMALL Tsurumi Leafa (trust beneficial interest)	30,057	138,538.63	138,538.63	100.0	4.7	Retail facilities
8953 Saitama Urawa Building (trust beneficial interest) (Note 6)	27,670	64,236.71	64,236.71	100.0	-	Retail facilities
GYRE (trust beneficial interest) (Note 5)	22,955	4,934.28	4,934.28	100.0	2.7	Retail facilities
AEONMALL Itami Terrace (trust beneficial interest)	20,182	150,503.77	150,503.77	100.0	3.1	Retail facilities
Kawaramachi OPA (trust beneficial interest)	18,947	18,848.20	18,848.20	100.0	1.8	Retail facilities
AEONMALL Yamato (trust beneficial interest)	16,678	85,226.68	85,226.68	100.0	2.9	Retail facilities
ESPA Kawasaki (trust beneficial interest)	15,022	65,313.47	65,313.47	100.0	2.6	Retail facilities
Total (Note 2)	265,610	896,401.32	896,258.74	100.0	42.0	

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 3 "Leaseable Area" means the total leaseable area of the building of each property used as stores, offices, etc. indicated in the lease agreement or the plat of such property and it does not include the leaseable area of warehouses and land(flat parking lots).

Note 4 "Leased Area" means the total leased area of the building of each property used as stores, offices, etc. indicated in the lease agreement and it does not include the leased area of warehouses and land(flat parking lots).

Note 5: The property name was changed from "Site of GYRE" to "GYRE" on October 19, 2007 in accordance with the additional acquisition of building with land leasehold interest.

Note 6 The property name was changed from Urawa PARCO to 8953 Saitama Urawa Building in order to indicate this building is the stratified-ownership property. Rental income etc. is undisclosed because the consent from the tenant has not been acquired.

As of February 29, 2008, the retail facilities held by the Investment Corporation are as listed below:

Name of Real Estate, etc.	Location (Note 3)	Form of Ownership	Leasable Area (Note 2)	Appraisal Value at End of Period (Note 1)	Book Value
			(m^2)	(million yen)	(million yen)
Sendai Nakayama Shopping Center	35-40,57,5 Minami Nakayama 1-chome,Izumi-ku, Sendai-shi, Miyagi	Trust beneficial interest	46,248.96	13,100	9,727
ESPA Kawasaki	1, 2 Oda-sakae 2-chome, Kawasaki-ku, Kawasaki-shi Kanagawa	Trust beneficial interest	65,313.47	16,210	15,022
8953 Osaka Shinsaibashi Building	4-12 Minami Senba 3-chome, Chuo-ku,Osaka-shi, Osaka	Trust beneficial interest	13,666.96	17,100	13,591
JUSCO Chigasaki Shopping Center	5-16 Chigasaki 3-chome, Chigasaki-shi, Kanagawa	Trust beneficial interest	63,652.33	8,850	7,761
Hakata Reverain (Note 4)	3-1 Shimo-Kawabatamachi, Hakata-ku, Fukuoka-shi, Fukuoka	Trust beneficial interest	25,919.35	7,490	6,621
Ito-Yokado Narumi	232 Urasato 3-chome, Midori-ku, Nagoya-shi, Aichi	Trust beneficial interest	50,437.91	8,160	7,988
8953 Minami Aoyama Building	8-5 Minami Aoyama 5-chome, Minato-ku, Tokyo	Trust beneficial interest	1,540.98	7,660	5,342
Nara Family	4-1 Saidaiji-higashimachi 2-chome, Nara-shi, Nara	Trust beneficial interest	85,075.32	37,500	31,636
Abiko Shopping Plaza	11-1 Abiko 4-chome, Abiko-shi, Chiba, etc.	Trust beneficial interest	42,642.36	14,700	10,455
Ito-Yokado Yabashira	15-8 Higurashi 1-chome, Matsudo-shi, Chiba, etc.	Trust beneficial interest	21,581.65	2,070	1,568
Ito-Yokado, Kamifukuoka Higashi	1-30 Ohara 2-chome, Fujimino-shi, Saitama	Trust beneficial interest	28,316.18	8,160	6,666
Ito-Yokado Nishikicho	12-1 Nishikicho 1-chome, Warabi-shi, Saitama	Trust beneficial interest	73,438.52	16,000	12,500
8953 Daikanyama Building	35-17 Ebisu-nishi 1-chome, Shibuya-ku, Tokyo	Trust beneficial interest	574.46	1,660	1,252
8953 Harajuku Face Building	32-5 Jingumae, 2-chome, Shibuya-ku, Tokyo	Trust beneficial interest	1,479.10	4,290	2,780
AEONMALL Higashiura	62-1 Aza-toueicho, Oaza-ogawa, Chitagun-Higshiuracho,	Trust beneficial interest	129,124.73	11,700	8,509
AEON Kashiihama Shopping Center	12-1 Kashiihama 3-chome, Higashi-ku, Fukuoka-shi, Fukuoka	Trust beneficial interest	109,616.72	15,300	13,038
AEON Sapporo Naebo Shopping Center	1-1 Higashinaebonijo 3-chome, Higashi-ku, Sapporo-shi, Hokkaido	Trust beneficial interest	74,625.52	11,700	8,416

GYRE (Note 5)	10-1 Jingumae 5-chome, Shibuya-ku, Tokyo	Trust beneficial interest	4,934.28	30,500	22,955
Esquisse Omotesando Annex	1-17 Jingumae, 5-chome, Shibuya-ku, Tokyo	Trust beneficial interest	540.78	1,410	886
Ito-Yokado Tsunashima	8-1 Tsunashima-nishi 2-chome, Kohoku-ku, Yokohama-shi, Kanagawa	Trust beneficial interest	16,549.50	5,940	5,029
Bic Camera Tachikawa	12-2 Akebonocho2-chome Tachikawa-shi, Tokyo	Trust beneficial interest	20,983.43	13,100	11,968
Itabashi SATY	6-1 Tokumaru 2-chome, Itabashi-ku, Tokyo	Trust beneficial interest	72,253.88	14,800	12,227
8953 Kita Aoyama Building	14-8 Kita Aoyama 3-chome, Minato-ku, Tokyo	Trust beneficial interest	492.69	1,530	996
AEONMALL Yamato	2-6 Shimotsuruma 1-chome, Yamato-shi, Kanagawa	Trust beneficial interest	85,226.68	20,800	16,678
SEIYU Hibarigaoka	9-8 Sumiyoshicho 3-chome, Nishi-Tokyo-shi, Tokyo	Trust beneficial interest	19,070.88	8,110	5,673
Tobata SATY	2-2 Shioi-cho, Tobata-ku, Kita-Kyushu-shi, Fukuoka	Trust beneficial interest	93,258.23	7,920	6,177
JUSCO City Takatsuki	47-2 Haginosho 3-chome, Takatsuki-shi, Osaka	Trust beneficial interest	77,267.23	12,900	11,398
8953 Jiyugaoka Building	9-17 Jiyugaoka 2-chome, Meguro-ku, Tokyo, etc.	Trust beneficial interest	1,814.10	3,484	2,673
JUSCO City Yagoto	2-1 Ishizaka, Kojimachi-aza, Showa-ku, Nagoya-shi, Aichi	Trust beneficial interest	63,778.44	4,220	3,860
JUSCO Naha	10-2 Kanagusuku 5-chome, Naha-shi-aza, Okinawa	Trust beneficial interest	79,090.48	12,000	10,812
Cheers Ginza	9-5 Ginza 5-chome, Chuo-ku, Tokyo	Trust beneficial interest	1,686.58	4,420	4,168
JUSCO City Nishi-Otsu	11-1 Ohjigaoka 3-chome, Otsu-shi, Shiga	Trust beneficial interest	62,717.26	13,200	13,364
Kyoto Family	1-1 Ikejiricho, Yamanouchi, Ukyo-ku, Kyoto-shi, Kyoto	Trust beneficial interest	25,606.48	6,670	5,498
Higashi-Totsuka Aurora City	535-1, 536-1, 537-1, 9 Shinanocho, Totsuka-ku, Yokohama-shi, Kanagawa	Trust beneficial interest	151,429.78	50,500	51,466
Omiya SATY	574-1 Kushibikicho 2-chome, Kita-ku, Saitama-shi, Saitama	Trust beneficial interest	75,344.90	6,690	6,330
Loc City Ogaki	233-1 Nakashima, Michidukacho, Ogaki-shi, Gifu, etc.	Trust beneficial interest	57,500.35	5,260	4,793
Kawaramachi OPA	385 Komeyacho, Shijo-agaru, Kawaramachi-dori, Nakagyo-ku, Kyoto-shi,	Trust beneficial interest	18,848.20	18,400	18,947

AEON Ueda Shopping Center	12-18 Tsuneda 2-chome, Ueda-shi, Nagano	Trust beneficial interest	61,349.07	9,700	9,555
AEONMALL Tsurumi Leafa (Note 6)	17-1 Tsurumi 4-chome, Tsurumi-ku, Osaka-shi, Osaka	Trust beneficial interest	138,538.63	31,300	30,057
AEONMALL Itami Terrace (Note 6)	1-1 Fujinoki 1-chome, Itami-shi, Hyogo	Trust beneficial interest	150,503.77	20,300	20,182
Ito-Yokado Yotsukaido	(tentative) Area number 5-1 Within Land Readjustment Project Area of North of Yotsukaido-shi, Chiba	Trust beneficial interest	59,207.19	13,700	14,064
Oyama Yuen Harvest walk	1457 Oaza－Kizawa, Oyama-shi, Tochigi	Trust beneficial interest	58,767.20	10,400	10,417
AEON Yachiyo Midorigaoka Shopping Center	1-3 Midorigaoka 2-chome, Yachiyo-shi, Chiba	Trust beneficial interest	132,294.48	30,900	30,993
8953 Jingumae 6 Building	28-3 Jingumae 6-chome, Shibuya-ku, Tokyo	Real estate	670.43	2,700	2,403
8953 Saitama Urawa Building (Note 7)	11-1 Higashitakasago-cho Urawa-ku, Saitama-shi, Saitama	Trust beneficial interest	64,236.71	29,300	27,670
Total			2,427,216.15	591,804	524,136

Note 1 Appraisal value at the end of period shows the value appraised by the real estate appraiser (CB Richard Ellis K.K., Daiwa Real Estate Appraisal Co., Ltd. and Japan Real Estate Institute) in accordance with the methods and standard of assets valuation as stipulated in the Articles of Incorporation of the Investment Corporation as well as the regulations as stipulated by the Investment Trust Association.

Note 2 "Leaseable Area" means the total leaseable area of the building of each property used as stores, offices, etc. indicated in the lease agreement or the plat of such property and it does not include the leaseable area of warehouses and land(flat parking lots).

Note 3 "Location" means the residence indication or the location indicated in the land registry book.

Note 4: Although the Investment Corporation owns 50% of the share of quasi-co-ownership in respect of Hakata Rivarein after the partial sale of its ownership interest on August 1, 2007, the leaseable area above shows the total area of the property.

Note 5: The property name was changed from "Site of GYRE" to "GYRE" on October 19, 2007 in accordance with the additional acquisition of building with land leasehold interest.

Note 6: "Jingumae 4-chome East Project (tentative name)" is not included in the number of properties of the Investment Company.

Note 7: The property name was changed from Urawa PARCO to 8953 Saitama Urawa Building in order to indicate this building is the stratified-ownership property. Rental income etc. is undisclosed because the consent from the tenant has not been acquired.

The progress of rental business of each retail facility in which the Investment Corporation invests is as described below:

Name of Real Estate, etc.	Previous Period (March 1, 2007 to August 31, 2007)				This Period (September 1, 2007 to February 28, 2008)			
	Number of Tenants at End of Period (Note 1)	Occupancy Ratio at End of Period (Note 2)	Proceeds from Rental Business (million yen)	Rental Income as Percentage of Total Revenues (Note 2)	Number of Tenants at End of Period (Note 1)	Occupancy Ratio at End of Period (Note 2)	Proceeds from Rental Business	Rental Income as Percentage of Total Revenues (Note 2)
		%	million yen	%		%	million yen	%
Sendai Nakayama Shopping Center	2	100.0	464	2.6	2	100.0	451	2.4
ESPA Kawasaki	5	100.0	492	2.8	5	100.0	491	2.6
8953 Osaka Shinsaibashi Building	1	100.0	407	2.3	1	100.0	407	2.2
JUSCO Chigasaki Shopping Center	1	100.0	274	1.6	1	100.0	274	1.5
Hakata Reverain (Note 4)	68	88.4	987	5.6	70	96.9	552	2.9
Ito-Yokado Narumi	1	100.0	330	1.9	1	100.0	264	1.4
8953 Minami Aoyama Building	3	100.0	168	1.0	3	100.0	217	1.2
Nara Family	133	99.7	2,176	12.4	134	99.8	2,200	11.8
Abiko Shopping Plaza	53	100.0	701	4.0	54	100.0	741	4.0
Ito-Yokado Yabashira	1	100.0	78	0.4	1	100.0	78	0.4
Ito-Yokado Kamifukuoka Higashi	1	100.0	256	1.5	1	100.0	256	1.4
Ito-Yokado Nishikicho	1	100.0	444	2.5	1	100.0	444	2.4
8953 Daikanyama Building	1	100.0	39	0.2	1	100.0	37	0.2
8953 Harajuku Face Building	5	100.0	98	0.6	5	100.0	103	0.5
AEONMALL Higashiura	1	100.0	375	2.1	1	100.0	383	2.0
AEON Kashiihama Shopping Center	1	100.0	477	2.7	1	100.0	477	2.5
AEON Sapporo Naebo Shopping Center	1	100.0	378	2.1	1	100.0	378	2.0
GYRE (Note 5)	1	100.0	190	1.1	17	100.0	500	2.7
Esquisse Omotesando Annex	2	100.0	27	0.2	2	100.0	33	0.2
Ito-Yokado Tsunashima	1	100.0	180	1.0	1	100.0	180	1.0
Bic-Camera Tachikawa	2	100.0	385	2.2	2	100.0	389	2.1
Itabashi SATY	1	100.0	673	3.8	1	100.0	644	3.4

8953 Kita Aoyama Building	2	100.0	34	0.2	2	100.0	34	0.2
AEONMALL Yamato	1	100.0	534	3.0	1	100.0	534	2.9
SEIYU Hibarigaoka	1	100.0	261	1.5	1	100.0	261	1.4
Tobata SATY	1	100.0	315	1.8	1	100.0	315	1.7
JUSCO City Takatsuki	1	100.0	411	2.3	1	100.0	413	2.2
8953 Jiyugaoka Building	11	100.0	91	0.5	11	100.0	91	0.5
Wonder City (Note 6)	-	-	634	3.6	-	-	-	-
JUSCO City Yagoto	2	100.0	164	0.9	2	100.0	164	0.9
JUSCO Naha	1	100.0	388	2.2	1	100.0	389	2.1
Cheers Ginza	9	100.0	123	0.7	9	100.0	112	0.6
JUSCO City Nishi-Otsu	1	100.0	375	2.1	1	100.0	375	2.0
Kyoto Family	62	99.1	677	3.8	62	99.4	664	3.5
Higashi-Totsuka Aurora City	4	100.0	1,380	7.8	4	100.0	1,379	7.4
Omiya SATY	1	100.0	210	1.2	1	100.0	202	1.1
Loc City Ogaki	1	100.0	328	1.9	1	100.0	332	1.8
Kawaramachi OPA	1	100.0	348	2.0	1	100.0	341	1.8
AEON Ueda Shopping Center	1	100.0	297	1.7	1	100.0	297	1.6
AEONMALL Tsurumi Leafa	1	100.0	860	4.9	1	100.0	887	4.7
AEONMALL Itami Terrace	1	100.0	578	3.3	1	100.0	572	3.1
Ito-Yokado Yotsukaido	1	100.0	3	0.0	1	100.0	290	1.5
Oyama Yuen Harvest Walk	1	100.0	2	0.0	1	100.0	577	3.1
AEON Yachiyo Midorigaoka Shopping Center	-	-	-	-	1	100.0	673	3.6
8953 Jingumae 6 Building	-	-	-	-	2	45.9	9	0.0
8953 Saitama Urawa Building (Note 7)	-	-	-	-	1	100.0	-	-
Total (Note 3)	390	99.8	17,629	100.0	414	99.9	18,708	100.0

Note 1: "Numbers of tenants" is based upon the numbers of the lease agreements of the buildings of each such property used as stores, offices, etc.

Note 2: "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 3: "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 4: The Investment Corporation owns 50% of the share of quasi-co-ownership in respect of Hakata Rivarein after the partial sale of its ownership interest during the Eleventh period (August 1, 2007).

Note 5: The property name was changed from "Site of GYRE" to "GYRE" on October 19,2007 in accordance with the additional acquisition of building with land leasehold interest. .

Note 6: The property was sold on August 31, 2007.

Note 7: The property name was changed from Urawa PARCO to 8953 Saitama Urawa Building in order to indicate this building is the stratified-ownership property. Rental income etc. is undisclosed because the consent from the tenant has not been acquired.

[Translation]

April 15, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Establishment of Medium-term Business Policy for Japan Retail Fund Investment Corporation

Japan Retail Fund Investment Corporation ("JRF") hereby informs you that it has established its Medium-term Business Policy (for the accounting period ending in August 2008 to the accounting period ending in February 2011).

1. Objectives of the Medium-term Business Policy

   Since its listing on the Tokyo Stock Exchange in March 2002, JRF has enjoyed steady growth under its clear growth strategies. As a result of its "portfolio expansion" from 2002 through 2005 and focus on "portfolio diversification" from 2006 through 2007, its scale of assets has grown to approximately 550 billion yen as stands at the end of February 2008.

In the meantime, the business environment surrounding JRF has undergone dramatic changes, as exemplified by the changes in the global capital market since last year, changes in supply and demand conditions in the real estate market, and reorganization in the retail industry.

Given these changes in the external environment, JRF views the three years from its accounting period ending in August 2008 as a period of new opportunities for growth, and will work to "improve portfolio quality" primarily through replacement of selected properties and through internal growth. JRF aims to increase its unitholders' value on a medium- to long-term perspective, by maintaining stable dividends backed by stable rental revenues over the long-term, which is a characteristic of JRF, and by steadily enhancing asset value.

2. Description of the Medium-term Business Policy

JRF will reconfirm its investment management policies, and work to achieve its "basic scenario" and realize further growth based on its "upside scenario."

(1) Basic Strategy

JRF is a "Core fund" that is premised on the investments in quality retail properties with a long-term horizon, focusing on "low risk" and stable dividends. It will aim to achieve long-term value growth based on its foundation of stable rental revenues, and through active management of certain properties.

<Basic scenario>

Focus on maintaining stable dividends and increasing net asset value (NAV) per unit, not through external growth but by "improvement of portfolio quality" through the replacement of certain properties and internal growth in order to: (1) maintain stable dividends of at least 30,000 yen annually, and (2) increase FFO* per unit by 5% in three years.

* FFO: Funds from Operation = (Net income for the accounting period + depreciation expenses for the accounting period + other depreciation related to real estate)

<Upside scenario>

While operating under the basic scenario shown above, JRF will work to

respond to future changes in the real estate and capital markets. In doing so, when it determines that growth in scale of assets is possible through new acquisitions with returns surpassing the level required by the market (cost of capital), it will selectively acquire properties that help increase dividends per unit or NAV per unit, and aim to achieve new acquisitions totaling 150 billion yen over the next three years.

(2) Points of Focus

In order to achieve "improvement of portfolio quality," JRF will focus on the following four points:

1) Analysis of current portfolio
2) Internal growth strategy
3) Criteria for property replacement and new acquisitions in line with the upside scenario, and
4) Financial strategy

(3) Specific Action Plans

1) Analysis of current portfolio

JRF will conduct management of the entire portfolio through analysis based on the following criteria, with property yields and qualitative analysis as the two axes.

<u>Yield evaluation</u>

- NOI yield
- NOI yield after depreciation

<u>Qualitative analysis</u>

- Qualitative analysis based on JRF standards*

* Qualitative analysis based on JRF standards: Properties are analyzed after being given scores in terms of criteria including viewpoints such as potential of the locations of the retail facilities, versatility of their use, sales trends and rent levels, in addition to third-party assessments.

2) Internal growth strategy

● Maintain stable rental revenue

JRF will maintain stable rental revenues from suburban retail

facilities.

- Renovation and leasing activities

  JRF will establish "active projects," in which it will proactively conduct renovation, redevelopment, floor area expansion and tenant replacement within the next three years in order to increase revenues.

- Plans for rent increases

  JRF plans to continue to conduct rent increase negotiations at the time of rent renewal or contract expiration and tenant replacement, centering on urban retail facilities.

- Strengthening of asset management structure

  - JRF will reorganize a decision-making process which focuses on portfolio management.

    (The existing four committees will be reorganized into "Investment management review committee," "Portfolio management committee" and "Compliance administration committee.")

  - JRF will organize a "Development Team" in the asset management group to further strengthen the group's leasing and operating capabilities.

3) Property replacement and new acquisitions in line with the upside scenario

- JRF will work on "improvement of portfolio quality" through property replacement, based on its portfolio analysis.
- Target property types for new acquisition are as follows:

Suburban type:	Number 1 shopping malls in their regions
Urban type:	Urban retail facilities that meet the needs of specialty stores for high street buildings

4) Financial strategy

JRF will fully utilize its stable portfolio profile, and maintain its interest-bearing debt ratio at the 35-45% level and its LTV (including rental and guarantee deposits) at the 45-55% level in the medium-term.

- End -

[Translation]

April 22, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:

Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Acquisition of Property

We hereby inform you that we have determined the details as follows in respect of "Ario Otori" and "Jingumae 4 cho-me West Project (Tentative name)", which was announced in our "Notice of Acquisition of Property" dated January 29, 2007 and March 19, 2007.

I Ario Otori

	Details after change	Details before change
1. Outline of the acquisition		
(2) Name of the property	Ario Otori	Ario Otori Store
(3) Acquisition price	19,040 million yen	19,100 million yen (scheduled)
(4) Acquisition date	May 1, 2008 (scheduled	Beginning of May 2008

	acquisition)	(scheduled acquisition)
(5) Funds for the acquisition	Borrowed funds	Borrowed funds (scheduled)
(7) Method of settlement	Lump sum payment on delivery	-
3. Description of the property to be acquired [Translation omitted.]		

【Estimate of Income and Expenditure from the Property】

[Translation omitted]

【Appraisal Summary】

[Translation omitted]

【Image of Appearance of the Property】

[Image omitted]

【Map for Location of the Property】

[Image omitted]

II Jingumae 4 cho-me West Project (Tentative name)

	Details after change	Details before change
1. Outline of the acquisition		
(1) Assets to be acquired	Real estate	Beneficial interests in real estate trusts
(2) Name of the property	G-Bldg. Jingumae01	Jingumae 4 cho-me West Project (Tentative name)
(3) Acquisition price (For reference)	3,400 million yen	3,400 million yen
(4) Acquisition date	May 1, 2008 (scheduled acquisition)	April 2008 (scheduled acquisition)
(5) Funds for the acquisition	Borrowed funds	Borrowed funds (scheduled)
(7) Method of settlement	Lump sum payment on delivery	-
3. Description of the property to be acquired [Translation omitted.]		

【Estimate of Income and Expenditure from the Property】
[Translation omitted]

【Appraisal Summary】
[Translation omitted]

【Image of Appearance of the Property】
[Image omitted]

【Map for Location of the Property】
[Image omitted]

- End -

[Translation]

April 28, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:

Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Money Borrowing

We hereby inform you that the Investment Corporation has decided to borrow money as described below.

1. Reasons for borrowing money
   To fund the acquisition of the real estate "Ario Otori" and "G-Bldg. Jingumae01".

2. Description of the borrowing:

<table>
<tr><th>Party from which the borrowing is made</th><th>Principal amount</th><th>Interest rate</th><th>Scheduled date of borrowing</th><th>Method of borrowing and repaying the principal (Note)</th><th>Repayment date (Note)</th></tr>
<tr><td>The Bank of Tokyo-Mitsubishi UFJ, Ltd.</td><td rowspan="3">23 billion yen</td><td rowspan="3">1.04583% (from May 1, 2008 through June 30, 2008)
The interest rate on and after July 1, 2008 will be determined on June 26.</td><td rowspan="3">May 1, 2008</td><td rowspan="3">Unsecured and unguaranteed
To be repaid in a lump sum on the repayment date</td><td rowspan="3">May 1, 2009</td></tr>
<tr><td>The Mitsubishi UFJ Trust and Banking Corporation</td></tr>
<tr><td>The Sumitomo Trust & Banking Co., Ltd.</td></tr>
</table>

Note: The last day of June 2008, September 2008, December 2008 and March 2009, and the repayment date for the principal will be the interest payment dates, and (partial) repayment for the principal is allowed on the interest payment dates.

3. Status of debts with interest after borrowing

(Unit: million yen)

	Before borrowing	After borrowing	Variation
Short-term borrowing	92,100	115,100	+23,000
Commercial papers	25,000	25,000	0
Sum of short-term debts with interest	117,100	140,100	+23,000
Long-term borrowing	5,000	5,000	0
Investment corporation bonds	100,000	100,000	0

Long-term debts with interest	105,000	105,000	0
Sum of debts with interest	222,100	245,100	+23,000

-End-

EXHIBIT B

ENGLISH DOCUMENTS

Set out below are the English documents referred to in ANNEX A, Section B. Items 1 to 7.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – February 7, 2008

Japan Retail Fund Investment Corporation to Acquire Land Adjacent to Nara Family in Nara City, Nara Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition, for 84.4 million yen, of an approximately 186 square meter parcel of land adjacent to Nara Family, a property that JRF owns. Through acquisition of the parcel, JRF will be able to integrate the spare into its Nara Family property. The planned acquisition expected to close on February 8, 2008.

Summary of Land to be Acquired:

Location	47-4, 2-chome, Saidaiji Higashimachi, Nara City, Nara Prefecture
Land size	186.15m^2

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 45 properties containing approximately 2.3 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.





Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – February 15, 2008

Japan Retail Fund Investment Corporation to Construct Additional Building at AEONMALL Higashiura in Aichi Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of an additional building currently under construction at AEONMALL Higashiura in Aichi Prefecture. The acquisition has been described in previous press releases, including releases dated June 15, 2007 and December 14, 2007. Having received permission for temporary use of a completed portion of the new building, the acquisition of that portion is expected to close on February 17, 2008. The acquisition of the remainder is expected to take place following the completion of construction at the end of May 2008. Total construction cost for the additional building is expected to be approximately 2.3 billion yen. As a result of the acquisition, the annual rent for the entire property is expected to increase by approximately 139 million yen for the first year and approximately 165 million yen from the second year.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 45 properties containing approximately 2.3 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Fuminori Imanishi (Telephone Number: 81-3-5293-7081), Head of Retail Division at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation



Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – March 12, 2008

Japan Retail Fund Investment Corporation to Change the Acquisition Date for Property in Omotesando Submarket of Tokyo

Japan Retail Fund Investment Corporation (TSE: 8953) announced today its decision to change the acquisition date for the Jingumae 4-chome East Project (tentative name) due to additional time being required to change the property layout and complete the building certification application process. The acquisition was described in more detail in a previous press release, dated March 27, 2007. The acquisition, originally planned for the end of March 2008, is now expected to be completed in May 2008. Total floor space of the property has also changed to 471.27 square meters. The change of the transaction timing is not expected to have a material impact on the Fund's operations for the period ending in August 2008.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 45 properties containing approximately 2.3 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Fuminori Imanishi (Telephone Number: 81-3-5293-7081), Head of Retail Division at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation



Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – March 28, 2008

Japan Retail Fund Investment Corporation to Acquire New Shopping Center in Sapporo City, Hokkaido

Japan Retail Fund Investment Corporation (TSE: 8953) announced today its decision to acquire AEON Sapporo Hassamu Shopping Center, a retail property in Sapporo City, Hokkaido. Opened in October 2006, the property is the largest AEON shopping center in the Sapporo area with four floors above ground and one basement floor and parking spaces for approximately 2,360 vehicles. Japan Retail Fund intends to acquire the property on March 31, 2008 for 18,440 million yen.

Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., the Asset Manager for Japan Retail Fund, said, "This acquisition will add a high-quality income-generating asset in a major city to the portfolio. The property is master leased to AEON Co., Ltd. under a twenty-year lease contract and is expected to generate a stable and attractive income stream for our investors."

The property is located approximately 250 meters south of Hassamu Station, the fourth station from Sapporo Station on the JR Hakodate Main Line, and is also easily accessible by car. The property boasts an excellent trade area with a population of 170,000 residing within three kilometers of the property and 430,000 residing within five kilometers of the property. The population in the trade area has experienced strong growth in recent years.

Summary of AEON Sapporo Hassamu Shopping Center:

Location	12-1-1 Hassamu 8-jo, Nishi-ku, Sapporo-shi, Hokkaido
Land size	60,840.79m^2 (including subleased land of 7,797m^2)
Total floor space	102,169.00m^2
Building summary	Four floors above ground and one basement floor
Tenants	Approximately 150 specialty shops including JUSCO, UNIQLO, Right-on, ABC MART and TBC

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 45 properties containing approximately 2.3 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Fuminori Imanishi (Telephone Number: 81-3-5293-7081), Head of Retail Division at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – April 15, 2008

Notice Concerning Establishment of Medium-term Business Policy for Japan Retail Fund Investment Corporation

Japan Retail Fund Investment Corporation ("JRF") announced today that it has established its Medium-term Business Policy for the approximately three-years through the fiscal period ending February 2011, as described below.

Details

1. Objectives of the Mid-term Business Plan

Since its listing on the Tokyo Stock Exchange in March 2002, JRF has enjoyed steady growth under its clear growth strategies. As a result of its "pursuit of critical mass" from 2002 through 2005 and focus on "portfolio diversification" from 2006 through 2007, its asset size has grown to approximately 550 billion yen as of the end of February 2008.

In the meantime, the business environment surrounding JRF has undergone dramatic changes, as exemplified by the changes in the global capital market since last year, changes in supply demand and conditions in the real estate market, and reorganization in the retail industry.

Given these changes in the external environment, JRF views the three years from its fiscal period ending August 2008 as a period of new opportunities for growth, and will work to "improve portfolio quality" primarily through replacement of selected properties and through internal growth. JRF aims to increase its unitholders' value on a medium- to long-term perspective, by maintaining stable dividends backed by stable rental revenues over the long-term – a characteristic of JRF - and steadily enhancing asset value.

2. Description of the Mid-term Business Policy

JRF will reconfirm its management policies, and work to achieve its "basic scenario" and potentially realize further growth based on its "upside scenario."

(1) Basic Principles

JRF is a "Core fund" that invests in quality retail properties with a long-term horizon, focusing on "low risk" and stable dividends. Based on its foundation of stable rental revenues, it will aim to achieve long-term value growth through active management of certain of its properties.

<Basic scenario>

Focus on maintaining stable dividends and increasing NAV (net asset value) per unit, not through external growth but by its "improvement of portfolio quality" through the replacement of certain properties

and internal growth in order to: (1) Maintain stable dividends of at least 30,000 yen annually, and (2) Increase FFO* per unit by 5% in three years.

*FFO (Funds from Operation) = (Net income for the fiscal period + depreciation expenses for the fiscal period + other depreciation related to real estate)

<Upside scenario>

While operating under the basic scenario shown above, JRF will work to respond to future changes in the real estate and capital markets. In doing so, when it judges that growth in asset size is possible through new acquisitions with returns surpassing the level required by the market (cost of capital), it will selectively acquire properties that help increase dividends per unit and/or NAV per unit, and aim to achieve new acquisitions totaling 150 billion yen over the next three years.

(2) Points of Focus

In order to achieve "improvement of portfolio quality," JRF will focus on the following four points:

1) Analysis of current portfolio
2) Internal growth strategy
3) Criteria for property replacement and new acquisitions in line with the upside scenario, and
4) Financial strategy

(3) Specific Action Plans

1) Analysis of current portfolio

JRF will conduct analysis of the entire portfolio based on the following criteria, with property yields and qualitative analysis as the two axes.

<u>Yield evaluation</u>

- NOI yield
- NOI yield after depreciation

<u>Qualitative analysis</u>

- Qualitative analysis based on JRF standards*

*Qualitative analysis based on JRF standards: Properties are given scores after being analyzed in terms of criteria including such viewpoints as potential of the locations of the retail facilities, versatility of their use, sales trends and rent levels, and third-party assessments.

2) Internal growth strategy

●Maintain stable rental revenue

JRF will maintain stable rental revenues from suburban retail facilities.

●Renovation and leasing activities

JRF will establish "active projects," in which it will proactively conduct renovation, redevelopment, floor area expansion and tenant replacement within the next three years in order to increase revenues.

●Plans for rent increases

JRF plans to continue to conduct rent increase negotiations at the time of rent renewal or contract expiration and tenant replacement, centering on urban retail facilities.

●Strengthening of asset management structure

- The decision-making process will be reorganized to focus on portfolio management.
(The present four committees will be reorganized to "Investment management review committee," "Portfolio management committee" and "Compliance administration committee.")
- A "Development Team" will be organized in the asset management group, and the group's leasing and operating capabilities will be further strengthened.

3) Property replacement and new acquisitions in line with the upside scenario

- JRF will work for "improvement of portfolio quality" through property replacement, based on its portfolio analysis.
- Target property types for new acquisition are as follows:

Suburban type :	Number 1 shopping malls in their regions
Urban type :	Urban retail facilities that meet the needs of specialty stores for high street buildings (mainly in areas like Omotesando and Ginza)

4) Financial strategy

JRF will fully utilize its stable portfolio profile, and maintain its interest-bearing debt ratio at the 35-45% level and its LTV (including rental and guarantee deposits) at the 45-55% level in the medium-term.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – April 22, 2008

Japan Retail Fund Investment Corporation to Acquire Property in Shibuya Ward, Tokyo

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of G-Bldg. Jingumae01 in the Omotesando area of Tokyo, expected to close on May 1, 2008. The acquisition has been described in more detail in a previous press release, including a release dated March 19, 2007. The acquisition price for the property, which opened in January 2008, is 3.4 billion yen. The Omotesando submarket, where the Fund owns several additional properties, has increasingly become a center of fashion, style, and culture in Tokyo.

Property Information Summary:

Location	4-21-7 Jingumae, Shibuya-ku, Tokyo
Land size	334.18m^2
Total floor space	547.64m^2
Building summary	Two floors above ground and one basement floor
Tenant	NOWHERE Co., Ltd.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 46 properties containing approximately 2.4 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Fuminori Imanishi (Telephone Number: 81-3-5293-7081), Head of Retail Division at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – April 22, 2008

Japan Retail Fund Investment Corporation to Acquire Ario Otori in Sakai City, Osaka Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of Ario Otori in Sakai City, Osaka Prefecture, expected to close on May 1, 2008. The acquisition has been described in more detail in previous press releases, including a release dated January 29, 2007. The acquisition price for the building is approximately 19 billion yen.

Property Information Summary:

Location	3-199-12 Otori-Minami, Nishi-ku, Sakai, Osaka
Land size	53,739.29m^2
Total floor space	95,135.36m^2
Building summary	Five floors above ground
Tenant	Ito-Yokado

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 46 properties containing approximately 2.4 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Fuminori Imanishi (Telephone Number: 81-3-5293-7081), Head of Retail Division at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

END